Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-162632

April 2, 2010

PROSPECTUS SUPPLEMENT NO. 2

77,388,531 SHARES OF COMMON STOCK

ADVAXIS, INC.

This prospectus supplement amends the prospectus dated March 5, 2010, to allow the selling stockholders named in the prospectus (the “Selling Stockholders”) to resell, from time to time, up to an aggregate of 77,388,531 shares of our common stock issuable upon the exercise of warrants held by the Selling Stockholders.

We will not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants. This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed on April 2, 2010, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 5, 2010, and the prospectus supplement no. 1 dated March 19, 2010 which are to be delivered with this prospectus supplement.

Our common stock is quoted on the Over-The-Counter Bulletin Board, or OTC Bulletin Board, under the symbol ADXS.OB.  On April 1, 2010, the last reported sale price per share for our common stock as reported by the OTC Bulletin Board was $0.18.

Investing in our common stock involves a high degree of risk.  We urge you to carefully consider the ‘‘Risk Factors’’ beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is April 2, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 2, 2010 (March 29, 2010)

ADVAXIS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

00028489	02-0563870
(Commission File Number)	(IRS Employer Identification Number)

Technology Centre of New Jersey
675 Rt. 1, Suite B113
North Brunswick, N.J. 08902
(Address of principal executive offices)

Registrant’s telephone number, including area code: (732) 545-1590

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02 Unregistered Sales of Equity Securities.

On March 29, 2010, the Company issued and sold 200 shares of non-convertible, redeemable Series A preferred stock (“Series A Preferred Stock”) to Optimus Life Sciences Capital Partners LLC (“Optimus”) pursuant to the terms of a Preferred Stock Purchase Agreement between the Company and Optimus dated September 24, 2009 (the “Purchase Agreement”). On April 1, 2010, the Company issued and sold an additional 16 shares of Series A Preferred Stock to Optimus pursuant to the terms of the Purchase Agreement. The aggregate purchase price for the 216 shares of Series A Preferred Stock was $2.16 million. Under the terms of the Purchase Agreement, Optimus remains obligated, from time to time until September 24, 2012, to purchase up to an additional 139 shares of Series A preferred stock at a purchase price of $10,000 per share upon notice from the Company to Optimus, and subject to the satisfaction of certain conditions, as set forth in the Purchase Agreement.

Item 8.01 Other Events.

On March 29, 2010, in connection with the issuance by the Company of the Series A Preferred Stock, the Company agreed to accept an amended and restated exercise notice pursuant to which an affiliate of Optimus exercised warrants to purchase 14,580,000 shares of common stock at an exercise price of $0.20 per share (which superseded the original exercise notice delivered on March 16, 2010 for 12,678,261 shares of common stock at an adjusted exercise price of $0.23 per share).  In consideration of the forgoing acceptance of the amended and restated exercise notice, Optimus has agreed to reduce its commitment fee by $180,000 in a subsequent preferred stock transaction, if the parties enter into such a transaction with each other.  The Company and Optimus also agreed to waive certain terms and conditions in the Purchase Agreement and the warrant in order to permit the affiliate of Optimus to exercise the warrants and acquire beneficial ownership of more than 4.99% of the Company’s common stock on the dates of exercise.  As permitted by the terms of such warrants, the aggregate exercise price of $2,916,000 received by the Company is payable pursuant to a 4 year full recourse promissory note bearing interest at the rate of 2% per year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2010	Advaxis, Inc.

	By:	/s/ Mark J. Rosenblum
Mark J. Rosenblum, Chief Financial Officer and Secretary